LISBOA LEISURE, INC.
                                H 16/B, Adsulim,
                           Benaulim, Goa, India 403716
                        Telephone: (011) 91989-055-77-27
--------------------------------------------------------------------------------

June 22, 2012

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Susan Block

Dear Ms. Block:

Re: Lisboa Leisure, Inc.
    Registration Statement on Form S-1 - SEC File #333-168337

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, as amended, such that it be deemed effective on Wednesday, June 27, 2012 at 3:00pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

     1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

     3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours very truly,

LISBOA LEISURE, INC.


/s/ Maria Fernandes
-----------------------------
Maria Fernandes
President